Exhibit 10.1

8/27/2020

To Sarah Glickman

Offer of Employment

Dear Sarah:
Congratulations on this offer, and we’re excited to welcome you to Criteo! Criteo Corp. (“Criteo” or the “Company”), is pleased to offer you the position of Chief Financial Officer, reporting to the Chief Executive Officer. The terms of your position with the Company, should you accept this offer, will be as set forth below:
Position and Salary. When you join the Company, your annual base salary will be $450,000 (your "Salary") less applicable taxes, deductions and withholding. Your Salary will be payable in accordance with the Company’s standard payroll practices and generally subject to annual review. You will generally work out of the Company’s offices in New York City or Paris, France, but will be expected to travel as required.
Performance Bonus. In addition to your Salary, you will also be eligible to participate in the Criteo Executive Bonus plan (the “Bonus”), with an annualized target of 75% of your Salary (the “Target Bonus”) less applicable taxes, deductions and withholdings. Target incentives do not constitute a promise of payment. Your actual bonus payout, if any, will depend on factors such as Criteo’s financial performance and management’s assessment of your group or individual performance, and will be determined in accordance with and subject to the terms of the plan. Your annual bonus shall not exceed 200% of the Target Bonus. At any time, Criteo may change, at its sole discretion, the way this bonus is structured, calculated and paid.
Sign-on Bonus. A sign-on bonus of $100,000 will be paid as part of the first regularly scheduled payroll payment, less required deductions for state and federal withholding tax, social security and all other employment taxes and/or authorized payroll deductions. You agree to repay the above sign-on bonus, net of payroll deductions, in the event that your employment is terminated i) by you other than for Good Reason or ii) by the Company for Cause, in either case during the first twelve months of your employment
Equity. As part of the Criteo team, we strongly believe that ownership of the Company is an important factor to our success.  Therefore, as part of your compensation, management will recommend to the Board of Directors of the Company’s parent Criteo S.A. (the “Board”), and subject to approval by the Board at its next meeting, that you be granted the following equity:
a grant of (i) time-based restricted stock units (“RSUs”) with a grant date fair market value equal to $1,375,000, as determined in the Board’s discretion and (ii) performance-based stock units (“PSUs”) with a grant date fair market value equal to $1,375,000, as determined in the Board’s discretion. Performance measurement attached to your PSU grant will be determined by the board of directors of the Company at the time of the grant. The RSUs and PSUs will be subject to Criteo SA’s then current Performance-Based Free Share/Restricted Stock Units Plan; and will vest according to the following schedule: 50% of the RSUs (and 50% of the PSUs earned at the end of the one year PSU measurement period) will vest on the second anniversary of the grant date, with the remaining RSUs (or in the case of PSUs, remaining earned PSUs) vesting equally per quarter on a quarterly basis for the following 2 years. Vesting of the RSUs and PSUs are, of course, contingent on your continued employment with the

Company. If you leave the Company after the first anniversary of the grant date of your RSUs or PSUs but prior to the second anniversary of the grant date of your RSUs or PSUs, you will still receive a prorated portion of your RSUs or earned PSUs on the second anniversary of the grant date. The prorated portion will be between 25% and 50%, depending on when during the second year you leave the Company.
Benefits. A significant part of your total compensation is derived from the benefits that Criteo provides. As a Company employee, you will be eligible to participate in the Company’s benefits plans and programs, subject to the eligibility requirements and terms and conditions of each such plan or program. Supplemental information will be provided to you detailing the Company’s benefits plans and programs. The Company may change or terminate such benefit plans or programs at any time in its sole discretion.
Vacation. You will be eligible to accrue vacation twenty (20) days per year
You can accrue up to 1.5 times your applicable annual accrual rate (the “Accrual Cap”). Once you reach the Accrual Cap, you will cease accruing vacation until you use days and take your available balance below the Accrual Cap. Additional time off (floating days, Criteo holidays, summer days, sick time, etc.) are covered in a “Paid Time Off” policy to be provided separately.
Relocation Benefits. In the event of a potential international relocation to our headquarters located in Paris, France, you will be provided with the following additional relocation benefits for a period of up to three (3) years from the date of relocation:
a)Relocation Allowance. You will be eligible to receive are location allowance (the “Relocation Allowance”) up to $50,000 in reimbursement for reasonable and actual, out-of-pocket expenses incurred by you in connection with your relocation from the United States to Paris, France, including airfare for you and your spouse and children, furniture and household goods moving expenses, incidentals and the cost of temporary housing for up to two (2) months; provided that, to obtain the Relocation Allowance, you must (i) promptly submit expenses with appropriate supporting documentation in accordance with Company’s policies and (ii) utilize vendors selected by Company in connection with your relocation. Any Relocation Allowance that you are entitled to receive shall be paid within the year following your relocation. The Company may elect to pay such expenses directly to the applicable providers.
b)Tax Assistance. Company shall provide you with reasonable tax assistance services for tax year in which the relocation date occurs, and for each tax year thereafter during the term of your assignment (including tax year in which termination occurs).
c)Immigration Assistance. Company shall provide you with reasonable immigration assistance services for you, your spouse and children in connection with your relocation from the United States to Paris, France.
d)Home Country Airfare. Company shall pay the cost of airfare for you, your spouse and children for up to one (1) visit to your home country per calendar year during the term of your employment with Company.
e)Housing Allowance. Company shall pay a monthly housing allowance equal to $5,000 per month (or the equivalent amount in Euros) (net after required deductions for state and federal withholding tax, social security, social contributions, and all other applicable taxes and authorized payroll deduction) for the period commencing immediately upon employee obtaining housing in Paris, France, and ending on the third anniversary of such date (or, if earlier, in the month during which the Termination Date occurs). For purposes of the netting calculation described in the preceding sentence, “required deductions” will be calculated at the highest marginal tax (and other withholding) rates, regardless of the actual withholding rates used.
f)Schooling allowance. For a period of three years from the date of relocation, Company shall pay a for schooling and application fees up to a maximum amount of $10,000 per year per child, net of taxes during assignment in Paris, France.
Repatriation support. Upon the end of the potential international relocation to our headquarters in Paris, France, you will be entitled to the following benefits:

a)Home Country Airfare . Company will support the airfare to return to your home country for you, your spouse and children.
b)Removal of household goods and reasonable moving expenses.
c)Temporary accommodation: the Company will cover the cost of temporary accommodation in the US for up to one (1) month.
Protective Covenants Agreement. By signing this letter agreement, and as a condition to your employment with the Company, you agree to sign the Company’s standard form of Protective Covenants Agreement.
No Conflicts. You represent and warrant to the Company that you are not bound by the terms of a non-competition or any other agreement with a former employer or other third party, or any other order, judgment or decree of any kind, which would preclude you from being employed by the Company or which would preclude you from effectively performing your duties for the Company. You further warrant that you have the right to make all disclosures that you have made or will make to the Company during the course of your employment by the Company. You agree that you shall not disclose to the Company, or otherwise use in connection with the services you render on behalf of the Company, any confidential or other proprietary information belonging to a former employer or other third party. You represent and warrant that you have returned to all prior employers any and all of their confidential or proprietary information or other property.
At-Will Employment. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment “at-will”, meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Although your job duties, title, compensation and benefits, as well as the Company’s Human Resources policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company.
Notice of Termination. Notwithstanding the forgoing, in the event you terminate your employment with the Company for any reason, you agree, to the extent practicable, to provide two (2) weeks prior written notice of such termination to the Company. Subject to the Section “Severance” below, the Company shall have the right at any time during such notice period to (i) reduce or change your offices, duties and responsibilities, (ii) relieve you of your offices, duties and responsibilities and place you on a paid leave-of-absence, and/or (iii) waive or reduce such notice period with no further obligations to you, including but not limited to, making any payments to you in lieu of notice.

Termination and Severance.
a.Termination for Cause. Company may terminate your employment immediately at any time for Cause (as defined below). In the event that your employment is terminated in accordance with this Section, you shall be entitled to receive only unpaid base salary then in effect, prorated to the date of your termination of employment (the “Termination Date”). All other Company obligations to you pursuant to this agreement shall be automatically terminated and completely extinguished upon such termination for Cause. You shall not be entitled to receive the Severance Benefits described below.
b.Involuntary Termination. In the event of any Involuntary Termination, you shall be entitled to receive unpaid base salary then in effect, prorated to the date of your termination of employment. In addition, subject to executing a release as specified below, Company shall provide you with the following (the “Severance Benefits”), and all other Company obligations to you pursuant to this letter agreement shall be automatically terminated and completely extinguished upon such Involuntary Termination:
i.Cash Severance. You shall receive, following the Termination Date, a lump sum cash amount (less all applicable withholdings) equal to the sum of (i) the product of (x) twelve (12), if the termination date is during the initial 12 months of employment (or if the current COVID-19 pandemic delays your planned relocation to Paris, France but such relocation occurs during the initial 12 months of employment, then during the period from your date of employment and ending 12 months after the date of such relocation), or six (6) if the termination date is after such initial period, and (y) your monthly Base Salary rate as then in effect, (ii) an amount equal to the product of (x) twelve (12), if the termination date is during the initial 12 months of employment (or if the current COVID-19 pandemic delays your planned relocation to Paris, France but such relocation occurs during the initial 12 months of employment, then during the period from your date of employment and ending 12 months after the date of such relocation), or six (6) if the termination date is after such initial period and (y) your annual Bonus target for the calendar year during which the termination occurs, calculated based on the Bonus that would be paid to you if your employment had not terminated and if all performance-based milestones were achieved at the 100% level by both Company and you, such Bonus to be, solely for the purpose of defining Severance Benefits, and (iii) all Bonus amounts earned for completed performance periods prior to the Termination Date but which otherwise remain unpaid as of the Termination Date.
ii.Continued Healthcare.
1.If you and your eligible dependents then participating in Company’s group health insurance plans timely elect to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and if applicable, you are receiving medical, dental, life insurance and disability insurance in France, Company shall pay the premiums for such coverage for you and your covered dependents through the earlier of (i) twelve (12) months, if the termination date is during the initial 12 months of employment, or six (6) months if the termination date is after the initial 12 months of employment and (ii) the first date on which you and your covered dependents, if any, become eligible for healthcare coverage under another employer’s plan(s) (the “COBRA Payment Period”). After Company ceases to pay premiums pursuant to the preceding sentence, you may, if eligible, elect to continue healthcare coverage at your expense in accordance the provisions of COBRA.
2.Notwithstanding the foregoing, if Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) or any statute or regulation of similar effect (including but not limited to the 2010 Patient

Protection and Affordable Care Act, as amended), then in lieu of providing the COBRA premiums, Company, in its sole discretion, may elect to instead pay you on the first day of each month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), for the remainder of the COBRA Payment Period. You may, but is not obligated to, use such Special Severance Payment toward the cost of COBRA premiums.
c.Acceleration of Vesting Based upon a Change in Control Followed Involuntary Termination. In the event of (i) a Change in Control and (ii) a subsequent Involuntary Termination that occurs within one year of such Change in Control, the vesting of all then unvested Equity Awards previously granted to you shall accelerate to the extent set forth below, provided you have complied with all aspects of this letter agreement including the execution and non-revocation of the Release: unvested RSUs and PSUs shall vest in full; provided, however, that the PSUs shall vest in the amount that would become vested assuming achievement of the target level of performance; and provided further, however, that, in all instances, (x) the provisions of the Criteo S.A. 2015 Time-Based Free Share Plan and Criteo S.A. 2015 Performance-Based Free Share Plan which prohibit the acceleration or shortening of the minimum vesting period of one year will continue to apply, such that no RSUs or PSUs granted within the one-year period prior to the Termination Date will vest hereunder, and (y) any PSUs or RSUs that may become so vested pursuant to this Section will be subject to a holding period until the second anniversary of the date of grant of the award, as required by French law and the terms of the Plans, as applicable, and the free shares relating to such vested RSUs or PSUs will be definitively acquired by Executive no earlier than the expiration of the required holding period. The award agreements pursuant to which your Company equity awards are granted shall contain provisions that are consistent with those set forth in this Section 1.3.
d.Release and Forfeiture of Severance Benefits. The rights of you to receive or to retain Severance Benefits pursuant to this agreement shall be in consideration for, and subject to, (i) execution of and delivery to the Company of a release of claims substantially in the form of Company’s standard release agreement (the “Release”) and lapse of the period for revocation, if any, of the Release on or before the sixtieth (60th) day following the Termination Date without the Release having been revoked and (ii) your continued compliance with any post-employment covenants as described in this agreement, its attachments and exhibits.
e.Definitions of Certain Terms. Certain capitalized terms not otherwise defined by this letter agreement shall have the following meanings:
i.“Cause” means (i) your material breach of this letter agreement or of any lawful directive of the Company or Chief Executive Officer; (ii) your continued failure or refusal to perform any of your material duties and responsibilities of your position after written notice; (iii) your dishonesty, fraud or misconduct with respect to the business or affairs of the Criteo group companies which affects the operations or reputation of any of the Criteo group companies; (iv) your indictment, conviction, or entering a plea of guilty or nolo contendere for the commission of a felony or a crime involving material dishonesty; or (v) your failure to adhere to the policies, practices, rules or directives of the Company.  Notwithstanding the foregoing, “Cause” to terminate your employment shall not exist unless (a) a written notice has first been delivered to you by the Company (the “Cure Notice”), which Cure Notice (1) specifically identifies the event(s) the Chief Executive Officer believes constitutes Cause and (2) provides thirty (30) days from the date of such Cure Notice for you to cure such circumstances (the “Cure Period”) and (b) you have failed to timely cure such circumstances; provided that with respect to clauses (iii) and (iv) of this paragraph, the Company shall not be required to deliver a Cure Notice and such termination shall be effective immediately upon the delivery of a written notice (the “Cause Termination Notice”). If (other than in the case of clauses (iii) or (iv)) you fail to timely cure such circumstances in accordance with the foregoing, the Company may send a Cause

Termination Notice to you, in which case you employment with the Company shall thereupon be terminated for Cause.
ii.“Change in Control” means, with respect to any Equity Award, a “Change in Control” or similar term as defined by the award agreement or equity-based compensation plan of Company applicable to such Equity Award.
iii.“Involuntary Termination” means the occurrence of either (i) termination by Company of your employment with Company for any reason other than Cause or (ii) your Resignation for Good Reason. Company may terminate your employment with Company without Cause at any time on thirty (30) days’ advance written notice to you.
iv.“Resignation for Good Reason” means the voluntary resignation by you from employment with Company within ninety (90) days following the initial existence, without your express written consent, of any of the following conditions (each, a “Good Reason”): (i) the failure by the Company to pay you any portion of his salary within ten (10) business days of the date such compensation is due, (ii) any requirement that he relocate or work at a location more than thirty five (35) miles from the Company’s offices to which you report to work (excluding reasonable travel requirements attendant to the performance or discharge of his duties), (iii) any material diminution of your title, duties, responsibilities or authorities as in effect immediately prior to the change (excluding for this purpose, a diminishment of your responsibilities relating to Criteo S.A.’s shares no longer being publicly traded so long as you continue to serve in the position of Chief Financial Officer with substantially the same responsibility and duties), (iv) any failure by the Company to comply with any provision of this letter agreement, (v) the failure of any successor-in-interest to assume all of the obligations of the Company under this letter agreement, or (vi) a material reduction in salary or other material breach of this letter agreement by the Company. Notwithstanding the foregoing, “Good Reason” to terminate the your employment shall not exist unless (a) a written notice has first been delivered to the Chief Executive Officer of the Company by you (the “Good Reason Notice”), which Good Reason Notice (1) specifically identifies the event(s) that the Company believes constitutes Good Reason and (2) provides 30 days from the date of such Good Reason Notice for the Company to cure such circumstances (the “Good Reason Period”) and (b) the Company has failed to timely cure such circumstances. If the Company fails to timely cure such circumstances in accordance with the foregoing, you may send a notice to the Company that you are terminating your employment for Good Reason (“Good Reason Termination Notice”), in which case his employment shall thereupon be terminated for Good Reason. If any Good Reason Notice shall not have been delivered by you within ninety (90) days following the date that you become aware of the purported existence of a Good Reason event, or any Good Reason Termination Notice shall not have been delivered by him within thirty (30) days following the end of the Good Reason Period, then any purported termination of his employment relating to the applicable event shall not be a termination for Good Reason hereunder and you will be deemed to have consented to and forever waived the Good Reason event. If the Company does timely cure or remedy the Good Reason event, then you may either resign from his office without Good Reason or he may continue in office subject to the terms of the agreement.
Outside Activities During Employment.
(a)During your employment with the Company, you will devote all of your business time, best efforts and business judgment, skill and knowledge to the advancement of the Company’s interests and to the discharge of your duties and responsibilities under this letter agreement. You shall abide by all legal, professional, ethical and Company requirements, rules, regulations, policies and practices applicable to your work. The Company expects you to abide by all such restrictions or obligations and to avoid any act that could pose a conflict as a result of confidential, proprietary or trade secret information obtained by you prior to your employment by the Company. By agreeing to become employed by the

Company, you represent that none of these restrictions or obligations is inconsistent with your serving as an employee of the Company.

(b)During the term of your employment with the Company, you will not, without the Company’s written consent, (1) form or attempt to form a business in competition with the Company; (2) render or perform services of a business, professional or commercial nature other than to or for the Company, either alone or as an employee, consultant, director, officer or partner of another business entity, whether or not for compensation, and whether or not such activity, occupation or endeavor is similar to, competitive with or adverse to the business or welfare of the Company; or (3) invest in or become a shareholder of or consultant to another corporation or other entity, provided that your investment solely as a shareholder in another corporation shall not be prohibited hereby so long as such investment is not in excess of 1% of any class of shares that are traded on a national securities exchange.
Entire Agreement. This letter and the agreements referred to in this letter contain all of the terms of your employment with the Company and supersede any prior understandings or agreements, whether oral or written, between you and the Company. You acknowledge that you have not relied upon any representations (oral or otherwise) other than those explicitly stated in this letter and the agreements referred to in this letter.
Recoupment. Bonus, and other incentive and equity compensation paid or provided to you, whether pursuant to this letter agreement or otherwise, shall be subject to the terms and conditions of such policy of recoupment or claw back of compensation as shall be adopted from time to time by the Board or its Compensation Committee as it deems necessary or desirable, including for the purpose of complying with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (providing for recovery of erroneously awarded compensation), Section 304 of the Sarbanes-Oxley Act of 2002 (providing for forfeiture of certain bonuses and profits), and any implementing rules and regulations of the U.S. Securities and Exchange Commission and applicable listing standards of a national securities exchange adopted in accordance with any such Act (any such policy, the “Claw Back Policy”). The terms and conditions of the Claw Back Policy, including any changes to the Claw Back Policy put in place after the date of this letter agreement, are hereby incorporated by reference into this letter agreement.
Golden Parachute Payments. In the event that any of the severance payments and other benefits provided by this letter agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this Section, would be subject to the excise tax imposed by Section 4999 of the Code (“Excise Tax”), then your severance payments and benefits under this letter agreement or otherwise shall be payable either in full, or in such lesser amount which would result in no portion of such severance payments or benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by you, on an after-tax basis, of the greatest amount of severance payments and benefits under this letter agreement or otherwise, notwithstanding that all or some portion of such severance payments or benefits may be taxable under Section 4999 of the Code. Any reduction in the severance payments and benefits required by this Section will made in the following order: (i) reduction of cash payments; (ii) reduction of accelerated vesting of equity awards other than stock options; (iii) reduction of accelerated vesting of stock options; and (iv) reduction of other benefits paid or provided to you. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of your equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.

The professional firm engaged by Company for general tax purposes as of the day prior to the date of the event that might reasonably be anticipated to result in severance payments and benefits that would otherwise be subject to the Excise Tax will perform the foregoing calculations. If the tax firm so engaged by Company is serving as accountant or auditor for the acquiring company, Company will appoint a nationally recognized tax firm to make the determinations required by this Section. Company will bear all expenses with respect to the determinations by such firm required to be made by this Section. Company and you shall furnish such tax firm such information and documents as the tax firm may reasonably request in order to make its required determination. The tax firm will provide its calculations, together with detailed supporting documentation, to Company and you as soon as practicable following its engagement. Any good faith determinations of the tax firm made hereunder will be final, binding and conclusive upon Company and you.
As a result of the uncertainty in the application of Sections 409A, 280G or 4999 of the Code at the time of the initial determination by the professional firm described in this Section, it is possible that the Internal Revenue Service (the “IRS”) or other agency will claim that an Excise Tax greater than that amount, if any, determined by such professional firm for the purposes of this Section is due (the “Additional Excise Tax”). you will notify Company in writing of any claim by the IRS or other agency that, if successful, would require payment of Additional Excise Tax. you and Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to payments made or due to you. Company shall pay all reasonable fees, expenses and penalties of you relating to a claim by the IRS or other agency. In the event it is finally determined that a further reduction would have been required under Section 9.1(b) to place you in a better after-tax position, you shall repay Company such amount within thirty (30) days thereof in order to effect such result.
Compliance with Section 409A of the Code. The parties intend that this letter agreement (and all payments and other benefits provided under this letter agreement) be exempt from the requirements of Section 409A of the Code and the regulations and ruling issued thereunder (collectively “Section 409A”), to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to such payments, the parties intend that this letter agreement (and such payments and benefits) comply with the deferral, payout and other limitations and restrictions imposed under Section 409A. Notwithstanding any other provision of this letter agreement to the contrary, this letter agreement shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of this letter agreement to the contrary:
To the extent any payments or benefits payable under this letter agreement on account of your termination of office or employment constitute a deferral of compensation subject to Section 409A of the Code, no amount payable pursuant to this letter agreement shall be paid unless and until you has incurred a “separation from service” within the meaning of Section 409A. Furthermore, to the extent that you is a “specified employee” within the meaning of Section 409A (determined using the identification methodology selected by Company from time to time, or if none, the default methodology) as of the date of your separation from service, no amount that constitutes a deferral of compensation which is payable on account of your separation from service shall paid to you before the date (the “Delayed Payment Date”) which is the first day of the seventh month after the date of your separation from service or, if earlier, the date of your death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed

Payment Date will be accumulated and paid on the Delayed Payment Date without interest.
For each payment or benefit payable under this letter agreement that constitutes a deferral of compensation subject to Section 409A of the Code, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, a Change in Control shall be deemed to have occurred only if a change in the ownership or effective control of Company or a change in ownership of a substantial portion of the assets of Company shall also be deemed to have occurred under Section 409A of the Code.
Each payment made under this letter agreement shall be treated as a separate payment and the right to a series of installment payments under this letter agreement shall be treated as a right to a series of separate payments.
With regard to any provision in this letter agreement that provides for reimbursement of expenses or in-kind benefits, except for any expense, reimbursement or in-kind benefit provided pursuant to this letter agreement that does not constitute a “deferral of compensation,” within the meaning of Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be deemed to be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect, and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.
Company intends that income provided to you pursuant to this letter agreement will not be subject to taxation under Section 409A of the Code. However, Company does not guarantee any particular tax effect for income provided to you pursuant to this letter agreement.

Duties: Without prejudice to the previous section, you will at all times comply with any codes, policies, procedures and rules of the Company. By signing this offer, you acknowledge that you have received a copy of Criteo’s Code of Business Conduct and Ethics, you will comply with all its provision and you will, within 3 weeks following your start date carry out the Ethic’s online training.
Amendment and Governing Law. This letter agreement may not be amended or modified except by an express written agreement signed by you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes will be governed by the laws of the State of New York.
Eligibility to Work in the United States. This offer of employment is contingent upon the completion of reference checks satisfactory to the Company. Also, as required by law, your employment with the Company is contingent upon your providing legal proof of your identity and eligibility for employment to work in the United States.
Arbitration. By signing this letter agreement, and as a condition to your employment with the Company, you agree to sign the enclosed Arbitration Agreement.

Background Check. Please understand that this offer is contingent upon a background check (which shall be authorized by you). The Company will review the results of the background check and may, at its sole discretion, withdraw this offer of employment or terminate your employment upon such review.
Start Date. For purposes of this letter, your first day of work at Criteo is expected to be September 8, 2020 and will be considered your “Employment Date”).
We are all delighted to extend you this offer and look forward to working with you. To indicate your acceptance of the Company’s offer, please sign and date this letter and return before the offer expiration date of August 31, 2020.

Regards,
CRITEO CORP

/s/ Denis Collin_________________________
By: Denis Collin

I have read and accept this employment offer:
Candidate Signature : /s/ Sarah Glickman_______________  Date : _2020-8-27__________
          Sarah Glickman